Mountain Top Properties, Inc.

7325 Oswego Road

Liverpool, NY 13090

October 9, 2024

Ameen Hamady

Kristina Marrone

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D.C. 20549

Re: MOUNTAIN TOP PROPERTIES, INC.

Form 10-K for the year ended December 31, 2023

Filed on April 1, 2024

File No. 000-56298

Filed via EDGAR

Dear Division of Corporate Finance:

I as the Chief Executive and Financial Officer of Mountain Top Properties, Inc. (the “Company”) am submitting this letter on behalf of the Company in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail and dated September 3, 20243, in which you requested certain additional information regarding our Form 10-K for the Fiscal Year Ended December 31, 2023, filed on April 1, 2024. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for the year ended December 31, 2023

Item 9A Controls and Procedures

1.We continue to note your lack of disclosure around your conclusion on the effectiveness of your internal controls over financial reporting ("ICFR") pursuant to Item 308(a)(3) of Regulation S-K. Similar to our comment from our letter dated June 7, 2023, please amend your filing to provide your conclusion on the effectiveness of your ICFR as of December 31, 2023. Note this is in addition to the requirement to provide a conclusion regarding disclosure controls and procedures required by Item 307 of Regulation S-K.

Item 9A Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December

31, 2023 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, the Company determined that there were control deficiencies that constituted material weaknesses under COSO and SEC rules are, as described below:

(1) lack of a functioning audit committee and lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements. The aforementioned potential material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2023, and communicated the matters to our management and board of directors.

Management is currently evaluating remediation plans for the above control deficiency.

Accordingly, the Company concluded that this control deficiency resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2023, based on criteria e stablished in Internal Control—Integrated Framework issued by COSO.

Report of Independent Registered Public Accounting Firm, page F-1

2.Please provide an audit report that is signed by your auditor. Refer to Rule 2-02(a) of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-1

The auditors by mistake sent us their report unsigned and I didn’t notice that as well when we filed it.  We attached the same auditors report, this time signed by the auditors.

General

3.We note the Form 12b-25 filed on August 14, 2024. The extension granted by this form has now passed. Please file Form 10-Q for the quarter ended June 30, 2024.

Because of my health issues at that time, we didn’t prepare and file the Form 10-Q for the quarter ended June 30, 2024.  That report is currently being prepared and will be sent to the auditors for their review.

Should you have any further questions, please do not hesitate to contact us.

Sincerely,

/s/Anthony Lombardo
Anthony Lombardo
Chief Executive and Chief Financial Officer